UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
 Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-39686

Apartment Income REIT Corp.
(Apartment Income REIT LLC, as successor by conversion to Apartment Income REIT Corp.)
(Exact name of registrant as specified in its charter)

345 Park Avenue, New York, New York 10154
(212) 583-5000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Apartment Income REIT LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, in the City of Denver, State of Colorado.

Date: July 8, 2024

APARTMENT INCOME REIT LLC, as successor to Apartment Income REIT Corp.

By:	/s/ Paul Beldin
Name:	Paul Beldin
Title:	Executive Vice President and Chief Financial Officer